Jones Lang LaSalle®

Real value in a changing world

Supplemental Information
Fourth Quarter *2008* Earnings Call

Reconciliation of GAAP Net Income to Adjusted Net Income

FY 2008



($ in millions after tax, except per share)
Net Income=$83.5
$2.44/share
+ Restructuring Charges
Pre-tax = $30.4
$22.8
$0.67/share
+ Intangibles Amortization
Pre-tax = $17.6
$13.2
$0.39/share
+ Staubach Purchase Accounting (1)
Pre-tax = $9.7
$7.3
$0.21/share
$0
$20
$40
$60
$80
$100
$120
$140
Adjusted Net Income = $126.8m, $3.71/share

(1) $21.6 million in Staubach leasing activity that could not be recognized as revenue under U.S. GAAP purchase accounting would have provided an additional $7.3 million of net income, or $0.21 per share.

Jones Lang LaSalle

Reconciliation of GAAP Net Income to Adjusted Net Income

Q4 2008



($ in millions after tax, except per share)
Net Income=$41.2
$1.17/share
+ Restructuring Charges
Pre-tax = $20.1
$15.1
$0.43/share
+ Intangibles Amortization
Pre-tax = $8.3
$6.2
$0.18/share
+ Staubach Purchase Accounting (1)
Pre-tax = $3.3
$2.5
$0.07/share
$0
$10
$20
$30
$40
$50
$60
$70
Adjusted Net Income = $65.0m, $1.85/share

(1) $7.4 million in Staubach leasing activity that could not be recognized as revenue under U.S. GAAP purchase accounting would have provided an additional $2.5 million of net income, or $0.07 per share.

FY 2008 Revenue Performance

($ in millions; "LC" = Local Currency)


22%
$765
$933
2007
2008
Americas
5% in LC
(6%)
$926
$871
2007
2008
EMEA
14% in LC
(11%)
$602 (1)
$536
2007
2008
Asia Pacific
6% in LC
(5%)
$371
$352
2007
2008
LIM


1% in LC
2%
$2,652 (1)
$2,698
2007
2008
Consolidated

Note: Equity earnings are included in segment results, however, are excluded from Consolidated totals.

[1] Includes Asia Pacific Hotels advisory fee

Q4 2008 Revenue Performance

($ in millions; "LC" = Local Currency)


26%
$250
$315
2007
2008
Americas
13% in LC
(26%)
$327
$243
2007
2008
EMEA
4% in LC
(15%)
$170
$144
2007
2008
Asia Pacific
16% in LC
(21%)
$115
$91
2007
2008
LIM


1% in LC
(8%)
$862
$797
2007
2008
Consolidated

Note: Equity earnings are included in segment results, however, are excluded from Consolidated totals.

Jones Lang LaSalle®

FY 2008 Capital Markets and Hotels Revenue

($ in millions; “LC”=Local Currency)


18%
$89.3
$105.2
$47.6
(55%)
2006
2007
2008
Americas
20%
43% in LC
$288.9
$347.3
$195.8
(44%)
2006
2007
2008
EMEA
63%
48% in LC
$64.5
$105.4(1)
$53.4
(49%)
2006
2007 (1)
2008
Asia Pacific


26%
46% in LC
$442.7
$557.8 (1)
$296.8
(47%)
2006
2007
2008
Consolidated

(1) Excludes Asia Pacific Hotels advisory fee

JONES LANG LASALLE

Q4 2008 Capital Markets and Hotels Revenue

($ in millions; "LC"=Local Currency)



$34.1
$31.5
$6.7
(8%)
(79%)
2006
2007
2008
Americas
$122.6
$114.3
$58.0
(7%)
(49%)
41% in LC
2006
2007
2008
EMEA
$32.4
$41.3
$16.7
27%
(60%)
54% in LC
2006
2007
2008
Asia Pacific



(1%)
51% in LC
$189.2
$187.1
$81.4
(56%)
2006
2007
2008
Consolidated

Jones Lang LaSalle®

FY 2008 Leasing Revenue

($ in millions; “LC”=Local Currency)



52%
18%
$194.5
$229.3
$348.3 (1)
2006
2007
2008
Americas
8% in LC
39%
9%
$162.8
$226.9
$246.7
2006
2007
2008
EMEA
6% in LC
45%
5%
$87.3
$126.2
$132.7
2006
2007
2008
Asia Pacific



25% in LC
31%
25%
$444.6
$582.4
$727.8 (1)
2006
2007
2008
Consolidated

(1) Includes Staubach

Q4 2008 Leasing Revenue

($ in millions; "LC"=Local Currency)


62%
6%
$133.7 (1)
$78.2
$82.7
2006
2007
2008
Americas
41%
8% in LC
(17%)
$89.4
$74.2
$63.4
2006
2007
2008
EMEA
15% in LC
51%
(25%)
$51.3
$38.7
$34.0
2006
2007
2008
Asia Pacific


18% in LC
27%
10%
$246.6 (1)
$223.3
$175.6
2006
2007
2008
Consolidated

(1) Includes Staubach

FY 2008 LIM Revenue

($ in millions)


32%
9%
$206.7
$272.9
$297.0
2006
2007
2008
Advisory and Transaction Fees
(48%)
(33%)
$170.6 (1)
$88.2
$59.0
2006
2007
2008
Incentive Fees
37%
n.m.
$7.1
$9.7
($4.1)
2006
2007
2008
Equity Earnings / (Loss)


(4%)
(5%)
$384.3 (1)
$370.8
$351.8
2006
2007
2008
Consolidated

Notes:

- LIM FY 2008 Impairment charges of $5M included in Equity Earnings/(Loss)
- No Impairment charges taken in 2007 or 2006
- n.m. – not meaningful

(1) Includes single incentive fee of $112.5 million

Q4 2008 LIM Revenue

($ in millions)



38%
(20%)
$83.8
$66.8
$60.6
2006
2007
2008
Advisory & Transaction Fees
24%
(13%)
$30.5
$26.5
$24.6
2006
2007
2008
Incentive Fees
n.m.
n.m.
$0.4
($0.3)
($2.8)
2006
2007
2008
Equity Earnings / (Loss)



35%
(21%)
$114.7
$90.5
$84.9
2006
2007
2008
Consolidated

Notes:

- LIM Q4 2008 Impairment charges of $4M included in Equity Earnings/(Loss)
- No Impairment charges taken in 2007 or 2006
- n.m. – not meaningful

2008 Cost Actions

- Aggressive action on cost reductions for discretionary spend control
- Compensation actions
  - Americas leasing business to commission-based model
  - Salary reductions in selected Asian countries
  - Unpaid leaves in Hotels
  - Salary freezes or minimal merit increases in all businesses
- 2008 severance charges of $23 million with payback of six to nine months

Staffing Actions Throughout the Year

Americas	EMEA	Asia Pacific
Capital Markets - 20% reduction 60 professionals redeployed	10% reduction across region Capital Markets - 16% reduction Leasing - 12% reduction	7% reduction across region Capital Markets - 8% reduction

Hotels	LIM	Consolidated
12% reduction worldwide Mature Markets (US/UK/Aus) – 30% reduction	7% reduction (actioned in 2009)	Staff reductions of over 800 globally Further reductions will depend upon economic environment

Note: percentages are based upon the population of non-reimbursed employees

Debt Covenants

Credit Agreements Amended December 2008 To Provide Additional Business Flexibility

Leverage Ratio Calculation:	*December 31, 2008*	*September 30, 2008*
Credit Facilities	$ 484	$ 543
Deferred Business Acquisition Obligations	385	414
Other - Letters of Credit, etc.	30	40
Total	$ 899	$ 997
Reported EBITDA* (trailing twelve months)	$ 233	$ 296
Bank Covenant Add-backs:		
Pre-December 2008 Amendment	128	148
Post-December 2008 Amendment	40	-
Adjusted EBITDA	$ 401	$ 444
Leverage Ratio	2.24x	2.25x
Maximum	*3.50x*	*3.25x*
Cash Interest Coverage Ratio:		
Calculated	3.69x	4.14x
Minimum	*2.00x*	*2.00x*

Amendment Highlights:

- Increased maximum allowable Leverage Ratio from 3.25X to 3.50X through September 2009
- Provided additions to Adjusted EBITDA for certain non-recurring charges related primarily to expense-management actions and adjusted certain other definitions in the agreements
- Limits on certain spending such as acquisitions, capex, and dividend increases through September 2009.
- Total borrowing capacity under the agreements is $870 million
- Maturity on both agreements remains June 2012

The firm's December 19, 2008, Form 8-K filing provides additional information about the terms of the amendments.

*Refer to page 16 for Reconciliation of GAAP Net Income to Consolidated EBITDA for the year ended December 31, 2008.

FY 2008 EBITDA* Performance

($ in millions)


$105.8
$114.9 (1)
2007
2008
Americas
$111.1
$50.2
2007
2008
EMEA
$79.0 (2)
$17.6
2007
2008
Asia Pacific
$113.8
$84.3
2007
2008
LIM


$412.7 (2)
$233.4 (1)
2007
2008
Consolidated

(1) Excludes $21.6 million of Staubach leasing activity that could not be recognized as revenue under U.S. GAAP; resulting EBITDA would have added $9.7m to Americas and Consolidated totals bringing the Americas FY 2008 EBITDA total to $124.6 million and Consolidated FY 2008 EBITDA to $243.1 million.

(2) Includes Asia Pacific Hotels advisory fee

*Refer to page 16 for Reconciliation of GAAP Net Income to Consolidated EBITDA for the years ended December 31, 2008 and 2007. Segment EBITDA is calculated by adding the segment's Depreciation and amortization to its reported Operating income, which excludes Restructuring charges.

Q4 2008 EBITDA* Performance

($ in millions)


$41.6
$55.9(1)
2007
2008
Americas
$53.9
$28.1
2007
2008
EMEA
$24.7
$10.8
2007
2008
Asia Pacific
$37.6
$20.3
2007
2008
LIM


$156.1
$94.7 (1)
2007
2008
Consolidated

(1) Excludes $7.4 million of Staubach leasing activity that could not be recognized as revenue under U.S. GAAP; resulting EBITDA would have added $3.3 million to Americas and Consolidated totals bringing the Americas Q4 EBITDA total to $59.2 million and Consolidated Q4 EBITDA to $98.0 million.

* Refer to page 16 for Reconciliation of GAAP Net Income to Consolidated EBITDA for the quarters ended December 31, 2008 and 2007. Segment EBITDA is calculated by adding the segment's Depreciation and amortization to its reported Operating income, which excludes Restructuring charges.

Jones Lang LaSalle

Reconciliation of GAAP Net Income to Consolidated EBITDA

($ in millions)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2008	2007	2008	2007
Net income	$41.2	$104.7	$83.5	$256.5
Add:				
Interest expense, net of interest income	13.3	3.0	30.6	13.1
Provision for income taxes	13.5	31.7	28.7	87.6
Depreciation and amortization	26.7	16.7	90.6	55.5
Consolidated EBITDA	$94.7	$156.1	$233.4	$412.7

FY and Q4 2008 Acquisition Revenue

Contributions from Trailing 12 Months of Acquisitions to 2008 Results

($ in millions)



$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$192.7 (1)
$30.4
$8.2
$162.3
$104.0(1)
$24.8
$4.6
$79.2
FY 2008
Q4 2008
Expenses (excl. D+A)
Integration Costs
EBITDA

(1) Excludes $21.6 million and $7.4 million of Staubach leasing activity for FY and Q4 2008, respectively, that could not be recognized as revenue under U.S. GAAP; resulting EBITDA would have added $9.7 million to FY and $3.3 million to Q4 2008 totals bringing the EBITDA totals to $40.1 million and $28.1 million, respectively.

Jones Lang LaSalle